PART IV
ITEM 15. Exhibits and Financial Statement Schedules

EXHIBIT 12 Cigna Corporation – Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions) Year Ended December 31,	2014	2013	2012	2011	2010

Income before income taxes	$3,304	$2,176	$2,477	$1,876	$1,802
Adjustments:
Income from equity investee	(18)	(17)	(10)	(15)	(18)
(Income) loss attributable to noncontrolling interests	5	(3)	(1)	(1)	(4)

Income before income taxes, as adjusted	$3,291	$2,156	$2,466	$1,860	$1,780

Fixed charges included in income:
Interest expense	$265	$270	$268	$202	$182
Interest portion of rental expense	50	38	43	38	42
Interest credited to contractholders	3	5	4	5	5

	$318	$313	$315	$245	$229

Income available for fixed charges	$3,609	$2,469	$2,781	$2,105	$2,009

RATIO OF EARNINGS TO FIXED CHARGES:	11.3	7.9	8.8	8.6	8.8

E-4 CIGNA CORPORATION - 2014 Form 10-K